

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 12, 2010

Mr. Ronald L. Rubin
Chief Financial Officer
Home Diagnostics, Inc.
2400 NW 55th Court
Fort Lauderdale, Florida 33309

      RE: **Home Diagnostics, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 12, 2009
              File No. 001-33027

Dear Mr. Rubin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Jeffrey Jaramillo
                      Accounting Branch Chief